Exhibit K.9

                        , 2006

Mr. E.A. Kratzman, III

544 North Street

Greenwich, CT 06830

Dear Mr. Kratzman:

This letter agreement will confirm your appointment as an officer of Kohlberg Capital LLC (the “Company”) under the following terms and conditions, effective as of the date hereof. It is reasonably expected that Kohlberg Capital, LLC will convert, pursuant to the provisions of Delaware law, to a corporation to be named Kohlberg Capital Corporation (“KCAP”). Accordingly, references to the Company in this agreement also refer to KCAP.

1. Term, Position and Duties. Your title will be “Vice President” and you will serve at the pleasure of the Board of Managers or Board of Directors, as applicable (the “Board”). This agreement will terminate in accordance with the provisions of Section 5 herein. You agree to the perform the duties as may be reasonably assigned to you from time to time including, but not limited to, advising the Company on its investment in various collateralized loan obligation funds, synthetic debt obligation funds and other credit based funds (together, the “Funds”), as directed by the Board or the Chief Executive Officer of the Company.

2. Compensation. In consideration of your services as an officer of the Company, you will receive an option to purchase 150,000 shares of common stock of KCAP, immediately following the pricing of the initial public offering (on the day immediately preceding the date of the initial public offering). The option grant will be made substantially in the form attached as Exhibit A to this letter, (“Option Agreement”) and will be pursuant to, and subject to the terms and conditions of, the “Kohlberg Capital 2006 Equity Incentive Plan”. The option will vest in three equal annual installments, measured from the date of KCAP’s initial public offering. Except as explicitly provided by the Board, you will not be entitled to receive other compensation, including without limitation salary or bonuses, by reason of your service as an officer of KCAP. You acknowledge that your receipt of this option satisfies any prior obligation of the Company or any of its affiliates to issue to you any equity securities.

3. Other Benefits. You will not be entitled to participate in any benefits or benefit plans sponsored by the Company by reason of your appointment as an officer of the Company (though you may be entitled to participate in such plans by reason of your employment with an Affiliate (as hereinafter defined) of the Company).

4. Confidential Information and Restricted Activities. You are already subject to a confidentiality and non-competition agreement with Katonah Debt Advisors (“KDA”), an Affiliate of the Company, that refers to and includes KDA’s Affiliates, as part of your letter agreement with KDA dated November __, 2006 (as amended from time to time) (“KDA Agreement”). Accordingly, the confidentiality and non-competition provisions in that agreement already apply to your service with the Company. In the event that KDA and the Company become unaffiliated, you agree that you will be subject to a confidentiality and non-competition provision with respect to the Company that is substantially the same as the confidentiality and non-competition provisions of the KDA Agreement. For purposes of this agreement, “Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by management authority, equity interest or otherwise.

5. Termination of Service. Your service as an officer with the Company will terminate upon the earliest to occur of (1) your voluntary resignation upon written notice to the Company, (2) your involuntary termination of service by the Company without “cause” upon written notice to you, (3) your death, or (4) your immediate involuntary termination by the Company for “cause”. For this purpose, “cause” has the same meaning as set forth in the KDA Agreement. Upon such termination, this agreement will terminate. Your Option Agreement will govern your exercise, if any, of your option following termination of employment.

6. Withholding. All payments made by the Company under this agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

7. Applicability of Section 409A. If at the time of your separation from service, you are a “specified employee,” as hereinafter defined, any and all amounts payable under this agreement in connection with such separation from service that constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), as determined by the Company in its sole discretion, and that would (but for this sentence) be payable within six months following such separation from service, shall instead be paid on the date that follows the date of such separation from service by six (6) months. For purposes of the preceding sentence, “separation from service” shall be determined in a manner consistent with subsection (a)(2)(A)(i) of Section 409A and the term “specified employee” shall mean an individual determined by the Company to be a specified employee as defined in subsection (a)(2)(B)(i) of Section 409A. The parties intend for payments and benefits, if any, under this agreement to comply with Section 409A.

8. Assignment. Neither your nor the Company may make any assignment of this letter agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this agreement without your consent to one of its Affiliates or to any person (including any individual, corporation, limited liability company, association, partnership, or any entity or organization, other than the Company or its Affiliates) with whom the Company shall hereafter affect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets. This agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and its respective successors, executors, administrators, heirs and permitted assigns.

9. Severability. If any portion or provision of this agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this agreement shall be valid and enforceable to the fullest extent permitted by law.

10. Miscellaneous. This agreement sets forth the entire agreement between you and the Company and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your service as an officer of the Company. This agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and an expressly authorized representative of the Board. The headings and captions in this agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. This agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. This is a Delaware contract and shall be governed and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

11. Notices. Any notices provided for in this agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, and addressed to you at your last known address on the books of the Company or, in the case of the Company, to it at its principal place of business, attention of the Committee, or to such other address as either party may specify by notice to the other actually received.

If the foregoing is acceptable to you, please sign this letter in the space provided and return it to me. We will provide a countersigned copy for your records.

Sincerely yours,

Christopher Lacovara
Chairman

Accepted and Agreed:

E.A. Kratzman

Date

cc:	James A. Kohlberg
Samuel P. Frieder
Shant Mardirossian